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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                 (Rule 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           OPTA FOOD INGREDIENTS, INC.
                            (Name of Subject Company)

                           OPTA FOOD INGREDIENTS, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.01 Par Value per Share
                         (Title of Class of Securities)

                                    68381N105
                      (CUSIP Number of Class of Securities)

                            Arthur J. McEvily, Ph.D.
                      President and Chief Executive Officer

                           Opta Food Ingredients, Inc.
                                25 Wiggins Avenue
                          Bedford, Massachusetts 01730
                                 (781) 276-5100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                 with a copy to:

                              Lewis J. Geffen, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Press Release:

   Opta Food Ingredients Announces Acquisition Agreement With Stake Technology

BEDFORD, Mass.--(BUSINESS WIRE)--Oct. 28, 2002--Opta Food Ingredients, Inc. (Nasdaq:OPTS - News), a leading developer and manufacturer of proprietary food ingredients, today announced it has entered into a definitive acquisition agreement with Ontario, Canada-based Stake Technology Ltd. (Nasdaq:STKL - News). Under the terms of the agreement, Stake will commence an all-cash tender offer to acquire all of the outstanding common shares of Opta Food Ingredients for $2.50 per share. The acquisition value of Opta's common shares, after dilution, is approximately $28 million in cash.

Opta's board of directors unanimously approved the acquisition agreement and voted to recommend the tender offer to Opta's shareholders. Certain stockholders of Opta, including officers, directors and affiliates, holding approximately 14 percent of the outstanding shares of Opta common stock, have agreed to tender their shares to Stake in the offer. The transaction is subject to certain closing conditions, including the tender of a majority of Opta's shares, and is anticipated to be completed in the fourth quarter of 2002.

Arthur J. McEvily, Ph.D., Opta president and chief executive officer, said, "Our board of directors carefully considered the offer from Stake, as well as Opta's other strategic alternatives, and believes that this transaction is in the best interests of our shareholders and also provides long-term growth opportunities for our business. We believe the relationship with Stake will provide the future resources necessary to support our strategy of diversifying our customer base, improving our plant operating margins through manufacturing efficiencies and increased sales volume, and as a result, steadily increase our bottom line performance."

Jeremy N. Kendall, Stake chairman and chief executive officer, said, "The addition of Opta is integral to our strategy of continuing to build our health-oriented food business. Opta has an excellent reputation for product quality, innovation and technical expertise in developing value-added solutions for major food and food service companies. The acquisition of Opta will be a superb addition to our growing portfolio of food companies and, having turned the corner on profitability two quarters ago, is expected to be accretive to our future earnings."

Plans call for Opta becoming a wholly owned subsidiary of Stake with existing management continuing to operate the company.

About Stake Technology Ltd.

Stake Technology Ltd. is an owner/operator of high-growth ethical businesses, focused on environmental responsibility and the health and well being of its communities. For the last four consecutive years, Stake was included in Profit Magazine's `Profit 100' list of the 100 fastest growing companies in Canada. Currently, the company has three business units: the Food Group, which specializes in identity-preserved grain products and natural and organic food products, from seed to packaged product; the Environmental Industrial Group, a producer, distributor, and recycler of industrial materials; and the Steam Explosion Technology Group, which markets clean pulping technologies. Each of these business units has proprietary products and services that give it a solid competitive advantage in its sector.

About Opta Food Ingredients

Opta Food Ingredients, Inc. is a leading innovator, manufacturer and marketer of proprietary food ingredients that improve the nutritional content, healthfulness, texture and taste of its customers' food products. Opta's food ingredients are used by more than 350 food companies, including 12 of the largest U.S. consumer packaged food companies and three of the world's largest quick service restaurant chains.

At the time the offer is commenced, Stake and its wholly owned subsidiary making the offer will file a tender

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offer statement with the U.S. Securities and Exchange Commission and Opta will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to registered stockholders of Opta at no expense to them within five working days of this release. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's Web site at www.sec.gov.

Opta will hold a webcast this afternoon to discuss today's announcement at 4:30 p.m. Eastern Time. Interested parties may access the webcast through the investor relations section of the company's web site at www.opta-food.com. Replays of this webcast will also be available through the investor relations section of the company's Web site.

Note: This press release contains forward-looking statements based on management's current expectations. Factors which could cause actual results to differ from such expectations are discussed in the Company's periodic reports filed with the Securities and Exchange Commission (including Reports on Form 10-K and Form 10-Q) and include the size and timing of significant orders, as well as deferral of orders, over which the Company has no control; the extended product testing and launch cycles of the Company's potential customers; the variation of the Company's sales cycles from customer to customer; increased competition posed by food ingredient manufacturers; changes in pricing policies by the Company or its competitors; possible delays in securing production equipment and retrofitting production facilities and processes; the Company's success in expanding its sales and marketing programs; its ability to successfully enter new markets and its ability to gain increased market acceptance for its existing product lines; the Company's ability to timely develop and successfully introduce new products in its pipeline at acceptable costs; the potential for significant quarterly variations in the mix of sales among the Company's products; the challenges of integrating the operations of acquired businesses; and general economic conditions.

----------------------
Contact:
     Opta Food Ingredients, Inc.
     Scott A. Kumf, 781/276-5153
     skumf@opta-food.com